Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

EMCORE Corporation:

We consent to the use of our report dated December 3, 2021, with respect to the consolidated balance sheets of EMCORE Corporation as of September 30, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2021, and the related notes, and the effectiveness of internal control over financial reporting as of September 30, 2021, incorporated herein by reference.

Our report refers to a change in the method of accounting for leases as of October 1, 2019 due to the adoption of the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Topic 842, Leases.

/s/ KPMG LLP

Irvine, California

December 3, 2021